

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

**VIA FACSIMILE AND U.S. MAIL**

April 3, 2007

Edward C. White
Senior Vice President and Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551

> **RE:     Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 1-9576**

Dear Mr. White:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769
.

                                        Sincerely,


                                        Rufus Decker
                                        Accounting Branch Chief